FILE NO. 82-5032

ANDERSON MŌRI

AIG BLDG., 1-3, MARUNOUCHI 1-CHOME, CHIYODA-KU
TOKYO 100-0005, JAPAN

02034023

TEL: (03) 3214-1371
FAX: (03) 3201-7334
TELEX: J22558 BENGOSHI
CABLE: BENGOSHI TOKYO
URL: http://www.andersonmori.com

BEIJING OFFICE
BEIJING FORTUNE BLDG., RM. 709
NO.5, DONG SAN HUAN BEI LU
CHAO YANG QU, BEIJING 100004
PEOPLE'S REPUBLIC OF CHINA
TEL: 86 (10) 6590-9060
FAX: 86 (10) 6590-9062

PLEASE ADDRESS REPLY,
ATTENTION OF WRITER, AT
CENTRAL P. O. BOX 1195,
TOKYO 100-8693, JAPAN

WRITER'S DIRECT TEL: 813-3214-1382

WRITER'S DIRECT FAX: 813-3214-8687

WRITER'S E-MAIL: hirohito.akagami@andersonmori.com

OUR REF: 5871-A-1

May 13, 2002

BY COURIER

Securities and Exchange Commission
Office of International Corporate Finance
Stop 3-2
450 Fifth Street, N.W.
Washington, DC 20549
U. S. A.

SUPPL

02 MAY 15 AM 10:57

PROCESSED
MAY 21 2002
THOMSON
FINANCIAL

Re: FANCL CORPORATION
(FILE NO. 82-5032)
Rule 12g3-2(b) Exemption

Dear Sirs:

We are writing on behalf of FANCL CORPORATION which filed an exemption application for its shares based upon Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended, which application was received by you on November 15, 1999. We enclose herewith the following documents required to be provided by FANCL CORPORATION thereunder:

1. Brief description of the press release dated May 2, 2002 regarding the consolidated financial results; and

2. Brief description of the press release dated May 2, 2002 regarding the non-consolidated financial results.

dlw 5/15

* GAIKOKUHO JIMU BENGOSHI AND SENIOR COUNSEL
** PATENT ATTORNEY (BENRISHI)

L02-#4612-v1

Should you have any questions, please do not hesitate to let us know.

Very truly yours,

ANDERSON MORI

By: ______________________
Hirohito Akagami

HA/OSA
Encls.

1. Brief description of the press release dated May 2, 2002 regarding the consolidated financial results

Press release dated May 2, 2002 regarding the consolidated financial results for the year ended March 31, 2002, including the management's analysis thereof and the estimate for the results of the year ending March 31, 2003

2. Brief description of the press release dated May 2, 2002 regarding the non-consolidated financial results

Press release dated May 2, 2002 regarding the non-consolidated financial results for the year ended March 31, 2002, including the estimate for the results of the year ending March 31, 2003